UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025.

Commission File Number: 001-41996

HAFNIA LIMITED
c/o Hafnia SG Pte Ltd
10 Pasir Panjang Road,
#18-01 Mapletree Business City,
Singapore 117438
+65 6434 3770

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
99.1	Hafnia Limited announcement – Financial Results for Q4 and Full Year 2024
99.2	Hafnia Limited - Interim Financial Information Q4 and Full Year 2024 Report
99.3	Hafnia Limited announcement – Information Regarding Dividend Payment Q4 2024
99.4	Hafnia Limited Announcement - Correction of key information relating to dividend for the fourth quarter 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAFNIA LIMITED

	By:	/s/ Petrus Wouter Van Echtelt
	Name:	Petrus Wouter Van Echtelt,
Date: February 27, 2025	Title:	Chief Financial Officer